YieldStreet Prism Fund Inc.

300 Park Ave, 15th Floor

New York, NY 10022

(844) 943-5378

February 4, 2020

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	YieldStreet Prism Fund Inc.

Registration Statement on Form N-2

(File Nos. 333-228959 and 811-23407)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Bartz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, YieldStreet Prism Fund Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form N-2 (File Nos. 333-228959 and 811-23407), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time, on February 5, 2020, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by telephone call to John Mahon of Schulte Roth & Zabel LLP at (202) 729-7477 and that such effectiveness also be confirmed in writing.

Sincerely,

YIELDSTREET PRISM FUND INC.

By:     /s/ Milind Mehere

Milind Mehere

Chief Executive Officer

cc:      John J. Mahon, Partner / Schulte Roth & Zabel LLP